SEC MAIL RECEIVED PROCESSING
MAR 0 2 2006
WASH. D.C. 185 SECTION

SECURITI 06008239 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BGB Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 N. Glebe Road, Suite 1040
(No. and Street)

Arlington (City) VA (State) 22201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S. Berno 703-528-7788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company LLP
(Name – *if individual, state last, first, middle name*)

1430 Spring Hill Road, #300 (Address) McLean (City) VA (State) 22102 (Zip Code)

PROCESSED
MAY 2 5 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William S. Berno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BGB Securities, Inc, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William S. Berno
Signature

Managing Director
Title

Notary Public
My Commission Expires July 31, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statement
Year Ended
December 31, 2005

BGB Securities, Inc.

Goodman & COMPANY
Certified Public Accountants
Financial Planning
Specialized Services

BGB Securities, Inc.

Contents

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors

Board of Directors
BGB Securities, Inc.

We have audited the accompanying statement of financial condition of ***BGB Securities, Inc.*** as of December 31, 2005, and the related statements of income and comprehensive income, changes in equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***BGB Securities, Inc.*** Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***BGB Securities, Inc.*** as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company LLP

McLean, Virginia
February 1, 2006

1430 Spring Hill Road, Suite 300
McLean, VA 22102
ph: 703-970-0400
fax: 703-970-0401
www.goodmanco.com

Statement of Financial Condition

December 31, 2005

Assets		
Current assets		
Cash and cash equivalents	$	387,330
Investments		84,600
Receivable from clearing organization		232,748
Prepaid expenses		7,865
Total current assets		712,543
Deposit held by clearing organization		100,000
	$	812,543
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable and accrued expenses	$	19,066
Due to parent company		75,834
Payable to contractor		107,430
Total current liabilities		202,330
Stockholder's equity		
Common stock, no par value, 1,500 shares authorized and 100 shares issued and outstanding		280,174
Retained earnings		331,395
Accumulated other comprehensive income (loss)		(1,356)
Total stockholder's equity		610,213
	$	812,543

The accompanying notes are an integral part of these financial statements.

Statement of Income and Comprehensive Income

Year Ended December 31, 2005

Revenue	
Commissions	$ 1,876,069
Expenses	
Contractor fees	636,173
Management and administrative fees to parent company	683,791
Trading execution and clearing fees, licenses and market quote services	368,858
Personnel costs	94,041
General and administrative	19,418
Total expenses	1,802,281
Operating income	73,788
Non-operating income	
Interest and dividend income	16,760
Trading losses on investments	(290)
Total non-operating income	16,470
Net income	90,258
Other comprehensive income (loss)	
Unrealized holding loss arising during period	(5,625)
Other comprehensive income (loss)	(5,625)
Comprehensive income	$ 84,633

The accompanying notes are an integral part of these financial statements.

BGB Securities, Inc.

Statement of Changes in Equity

Year Ended December 31, 2005

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance - December 31, 2004	$ 280,174	$ 241,137	$ 4,269	$ 525,580
Net income	-	90,258	-	90,258
Items of other comprehensive income				
Unrealized loss on investments	-	-	(5,625)	(5,625)
Balance - December 31, 2005	$ 280,174	$ 331,395	$ (1,356)	$ 610,213

The accompanying notes are an integral part of these financial statements.

BGB Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities		
Net income	$	90,258
Adjustments to reconcile to net income from operating activities		
Change in:		
Receivable from clearing organization		(154,961)
Due from parent company		32,344
Prepaid expenses		(7,865)
Accounts payable and accrued expenses		(27,118)
Due to parent company		75,834
Payable to contractor		92,573
Net cash from operating activities		101,065
Cash flows from investing activities		-
Cash flows from financing activities		-
Net change in cash and cash equivalents		101,065
Cash and cash equivalents - beginning of year		286,265
Cash and cash equivalents - end of year	$	387,330

The accompanying notes are an integral part of these financial statements.

December 31, 2005

1. Organization and Nature of Business

BGB Securities, Inc. (Company) was formed on August 5, 1999, as a corporation under the laws of Delaware. The Company is a wholly-owned subsidiary of Aegis Financial Corporation (Parent Company), who provides investment management services to the Aegis Value Fund, Aegis High Yield Fund and other investors.

As an introducing broker, the Company is registered with the SEC and is a member of the National Association of Securities Dealers, Inc. The Company provides securities brokerage and trading services to both individuals and institutional entities, and executes portfolio transactions on behalf of the Aegis Value Fund and Aegis High Yield Fund (Note 9).

Certain officers and directors of these funds are also officers and directors of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding years.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Investments

The Company classified all investments held at year-end as "available-for-sale." Securities classified as "available-for-sale" are carried in the financial statements at fair value. Realized gains and losses are calculated on the first-in first-out method and are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Trading gains and losses on investments bought with the intention to be sold in the near term are shown net and included in non-operating income.

Receivable from Clearing Organization

Receivable from clearing organization represents commissions on customer trades, and is recorded on a trade-date basis. All accounts receivable are generally collected within 30 days. However, the Company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Management believes all significant receivables are collectible and, therefore, no valuation allowance has been established at December 31, 2005.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Effective January 1, 2003, the Parent Company elected S corporation status and the Company elected "QSub" status. Earnings and losses after this date are included in the personal income tax returns of the stockholders of the Parent Company, and are taxed depending on their personal tax strategies. Accordingly, more likely than not, the Company will not incur additional income tax obligations from any tax on built-in gains realized during the ten year period ending December 31, 2012.

3. Investments

The Company classified all of its investments held at year-end as available-for-sale. At December 31, 2005, investments consisted of the following:

	Cost	Fair Value
Corporate bonds	$ 85,956	$ 84,600

At December 31, 2005, the gross unrealized holding loss included in accumulated other comprehensive income was $1,356.

4. Receivable from Clearing Organization

As an introducing broker, the Company has entered into a clearing agreement with National Financial Services, LLC (NFS) as the clearing agent. The agreement is in effect until August 2007, and thereafter may be renewed annually. Either party may terminate the agreement on 90 days written notice. In September 2005, the Company ended its agreement with FISERV Securities, Inc., its prior clearing agent, upon its merger with NFS. At December 31, 2005, the receivable from NFS consisted of commissions receivable of $232,748.

5. Retirement Plan

The Company has a profit sharing plan which covers all employees that meet the plan's eligibility requirements. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. During 2005, the Company made a contribution to the profit sharing plan in the amount of $16,600.

6. Net Capital Requirements

The Company is subject to the Securities Exchange Commission Rule 15c3-1(Net Capital Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $582,452 as of December 31, 2005, which was $532,452 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was .35 to 1 as of December 31, 2005.

7. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

8. Fair Value of Financial Instruments

The Company has a number of financial instruments. The fair value of all financial instruments does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition at December 31, 2005.

Cash and cash equivalents, receivable from clearing organization, and debt are carried at cost, which approximates fair value.

Investments are recorded at estimated fair value. The estimated fair value amounts for investments have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

9. Related Parties

The Company has entered into an agreement with the Parent Company. The Parent Company provides administrative and management services to the Company, including office space, equipment, personnel, securities quotes and information services. In return, the Company pays the Parent Company an administrative fee equal to 90% of operating profits. During 2005, the Company recorded management fees totaling $683,791 in connection with this agreement. The rate in the above agreement is reviewed annually and may be adjusted if mutually agreed to by both parties. At December 31, 2005, the Company had an amount due to the Parent Company of $75,834.

During 2005, brokerage commissions paid to the Company by the Aegis Value Fund and the Aegis High Yield Fund were $217,444 and $589, respectively.

The Parent Company has entered into agreements with each of the three stockholders to purchase their stock in the event of death, total disability, involuntary withdrawal or voluntary withdrawal. A formula, depending on the date and/or timing of the event, determines the purchase price of the stock. There is no agreement for the Company to fund this obligation, if incurred by the Parent Company.

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
BGB Securities, Inc.

In planning and performing our audit of the financial statements and supplemental Schedule 1 of ***BGB Securities, Inc.*** (Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1430 Spring Hill Road, Suite 300
McLean, VA 22102
ph: 703-970-0400
fax: 703-970-0401
www.goodmanco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate to meet the SEC's objectives at December 31, 2005.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McLean, Virginia
February 1, 2006

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2005		
Ownership equity - December 31, 2004	$	525,580
Comprehensive income		84,633
Ownership equity - December 31, 2005		610,213
Deductions and other charges		
Non-allowable assets		
Prepaid expenses		(7,865)
Total deductions and other charges		(7,865)
Net capital before haircuts on securities positions		602,348
Haircuts on securities		
Money market funds		7,206
Corporate bonds		12,690
Total haircuts on securities		19,896
Net capital	$	582,452
Aggregate indebtedness		
Accounts payable and accrued expenses	$	19,066
Due to parent company		75,834
Payable to contractor		107,430
Total aggregate indebtedness	$	202,330
Computation of basic net capital requirement		
Minimum net capital required	$	50,000
Excess net capital	$	532,452
Excess net capital at 1000%	$	562,219
Ratio of aggregate indebtedness to net capital		.35 to 1
Reconciliation to computation included in Part II of Form X-17A-5 as of December 31, 2005		
Net capital, as reported on Company's Part II (unaudited)		
FOCUS report	$	601,653
Haircut adjustment		(2,020)
Accounts payable adjustment		(17,181)
Net capital per above	$	582,452